Mary T. Payne Direct Phone: +1 202 414 9483 Email: mpayne@reedsmith.com	Reed Smith LLP 1301 K Street, N.W. Suite 1100 - East Tower Washington, D.C. 20005-3373 +1 202 414 9200 Fax +1 202 414 9299 reedsmith.com

July 24, 2013

VIA EDGAR SUBMISSION

Dominic Minore, Esq. Senior Counsel Division of Investment Management Securities and Exchange Commission 100 F Street, NE Washington, DC 20549

Re:	LocalShares Investment Trust
Registration Nos. 333-184163; 811-22755

Dear Mr. Minore:

This letter responds to oral comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received on July 24, 2013, with respect to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-1A for the Nashville Area ETF (the “Fund”), which is a series of the LocalShares Investment Trust (the “Trust”).  For convenience, each of the Staff’s comments is repeated below, with responses immediately following.  The responses to these comments will be included in the definitive Prospectus and Statement of Additional Information (“SAI”) filed pursuant to Rule 497 under the Securities Act of 1933 (the “Securities Act”).

General

1.	Comment:

Please advise the Staff as to when the Fund will be submitting its Form 8-A to register the shares of the Fund under the Securities Exchange Act of 1934.

NEW YORK • LONDON • HONG KONG • CHICAGO • WASHINGTON, D.C. • BEIJING • PARIS • LOS ANGELES • SAN FRANCISCO • PHILADELPHIA • SHANGHAI • PITTSBURGH • HOUSTON
SINGAPORE • MUNICH • ABU DHABI • PRINCETON • NORTHERN VIRGINIA • WILMINGTON • SILICON VALLEY • DUBAI • CENTURY CITY • RICHMOND • GREECE • KAZAKHSTAN

Dominic Minore, Esq.
July 24, 2013

Response:

Per the request of the NYSE Arca, Inc. (the “Listing Exchange”), the Fund will file its Form 8-A (and the Listing Exchange will file its certification) on the day immediately prior to the listing of the Fund on the Listing Exchange, currently anticipated to be August 1, 2013.

Risk/Return Summary – Fees and Expenses of the Fund

2.	Comment:

Please delete the extra footnote 2 in the last line of the fee table on page 2 of the Prospectus.

Response:

We have deleted the extra footnote 2 in the last line of the fee table.

Risk/Return Summary – Principal Investment Strategies of the Fund

3.	Comment:

Please add additional detail on how investors can navigate the Solactive website to find the relevant information on the LocalShares Nashville Index on page 2 of the Prospectus and page 4 of the SAI.

Response:

We have replaced the current sentence that refers readers to additional information about the LocalShares Nashville Index in both locations with the following:

Additional information about the LocalShares Nashville Index, including the components and weightings, as well as the rules that govern inclusion and weighting, is available at www.solactive.com/en/ by clicking on the “Indexing” link at the top of the page, then clicking on the “Indices” link on the left hand column, and then scrolling down the alphabetical listings to the “LocalShares Nashville Index” link.  The index rules can then be accessed under “Documents” at the bottom on the page by clicking the “Guideline” link.

Additional Information about the Fund – Principal Risks of Investing in the Fund

4.	Comment:

Please add the following additional sentence on page 6 of the Prospectus as the penultimate sentence under Lack of Diversification Risk:  “As of the date of this prospectus, the LocalShares Nashville Index consisted of the securities of 23 issuers.”

Dominic Minore, Esq.
July 24, 2013

Response:

We have added the requested sentence at the location noted above.

SAI – Description of the LocalShares Nashville Index

5.	Comment:

Please update the quarterly index reconstitution dates on page 5 of the SAI to match those in the guidelines published on the index website.

Response:

We have revised this section to read as follows:

Quarterly Index Reconstitution. The LocalShares Nashville Index is “rebalanced” on a quarterly basis. The quarterly rebalancing of the LocalShares Nashville Index takes place at the close of business on the third Friday in January, April, July, and October.  The first quarterly rebalancing will take place in October 2013.

6.	Comment:

Please confirm that the remainder of the description of the LocalShares Nashville Index in the SAI is consistent with the published guidelines for the index.

Response:

The registrant has reviewed the SAI disclosure against the published index guidelines and confirms that the SAI is accurate.

SAI – Financial Statements

7.	Comment:

In the Notes to the Financial Statements, Note 7 is titled “Guarantees and Indemnifications.”  Please confirm that there is nothing is the nature of a guarantee that exists that has not been disclosed.

Response:

We understand from discussions with the auditor that the heading for Note 7 is fairly standard in fund financial statements.  They confirmed that they did not identify anything in the nature of a guarantee that exists that has not been disclosed.

Dominic Minore, Esq.
July 24, 2013

8.	Comment:

Please include information regarding indemnification by the Fund in the SAI.

Response:

We have added the following paragraph to page 22 of the SAI under the heading “Additional Information Concerning the Trust” and the subheading “Shares”:

The Trust’s organizational documents provide that, if Trustees have exercised reasonable care and have acted under the reasonable belief that their actions are in the best interests of the Trust, the Trustees shall not be responsible for or liable in any event for any neglect or wrongdoing of any officer, agent, employee, investment adviser, sub-adviser, administrator, principal underwriter or custodian of the Trust, nor shall any Trustee be responsible or liable for the act or omission of any other Trustee, except in cases of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of the office of Trustee. The Trust’s organizational documents also contain provisions indemnifying Trustees and officers to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him or her in connection with any claim, action, suit or proceeding in which he or she becomes involved as a party or otherwise by virtue of his or her being or having been such a Trustee, director, officer or employee and against amounts paid or incurred by him or her in settlement thereof.  Among other things, these indemnification provisions exclude any liability arising by reason of willful misfeasance, bad faith, gross negligence, or the reckless disregard of the duties involved in the conduct of the Trustee’s or officer’s office with the Trust.

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If you should have any questions on the foregoing, please do not hesitate to contact me at 202.414.9483.

Sincerely,

/s/ Mary T. Payne

Mary T. Payne

cc:	Elizabeth S. Courtney
William Decker